Exhibit 99.1

Foresight Vision System Installed in Leading Automotive OEM’s Vehicle

European commercial vehicle manufacturer evaluation marks first ever installation of QuadSight™ prototype

Ness Ziona, Israel – Dec. 3, 2018 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that it has successfully delivered and installed its first QuadSight™ prototype system for evaluation by a leading European manufacturer of commercial vehicles. QuadSight™ was successfully installed on the manufacturer’s truck and passed all initial performance testing. The customer will continue independent evaluation of the system’s performance.

A CES 2019 Innovation Award Honoree, the QuadSight™ quad-camera vision solution targets semi-autonomous and autonomous vehicles and is designed to allow near-100 percent obstacle detection with near zero false alerts, under any weather or lighting conditions.

By collaborating closely with the vehicle manufacturer at the prototype evaluation stage, Foresight collects important feedback in order to develop a commercial product that fits the exact customer’s requirements. Customer satisfaction at the end of the evaluation process may lead to future orders of QuadSight™ systems by the vehicle manufacturer for mass production.

“This successful installation marks an important milestone in Foresight’s roadmap,” said Haim Siboni, CEO of Foresight. “We believe that in-vehicle evaluations of the QuadSight™ vision system will clearly demonstrate its advantage over competing systems by its ability to detect any obstacles under harsh weather and diverse lighting conditions. Such evaluations will increase the customer’s confidence in Foresight’s products.”

Using a four-camera vision system based on stereoscopic technology, QuadSight addresses the real-world need for autonomous driving in all-weather and all-lighting conditions and is designed to provide an unprecedented level of obstacle detection accuracy for semi-autonomous and autonomous vehicle safety. Leveraging decades of field-proven security technology and highly advanced image-processing algorithms, QuadSight™ uniquely enables visibility in complete darkness, snow, rain, fog, sandstorms and blinding glare.

Foresight will offer a live demonstration the QuadSight™ vision system at CES 2019, held from January 8–11 at the Westgate Las Vegas, booth #2206. Contact Foresight to schedule a demo.

About QuadSight™

Foresight first launched a demo of its QuadSight™ system last January at the CES show in Las Vegas. Foresight regards QuadSight™ as the industry’s most accurate quad-camera vision system, offering exceptional obstacle detection for semi-autonomous and autonomous vehicle safety. Using proven, highly advanced image-processing algorithms, QuadSight™ uses four-camera technology that combines two pairs of stereoscopic infrared and daylight cameras. QuadSight™ is designed to achieve near-100% obstacle detection with near zero false alerts under any weather or lighting conditions – including complete darkness, rain, haze, fog and glare.

Stereoscopic vision technology’s exceptional three-dimensional (3D) images, detection and accuracy are essential for safe and reliable semi-autonomous and autonomous vehicle vision systems. The combination of stereoscopic visible-light cameras and thermal vision exceeds a human driver’s ability to see objects in real time, whether large or small, in-motion or static, and from short or long-range distances.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems and V2X cellular-based solutions for the automotive industry. Foresight’s vision systems are based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention which are designed to provide real-time information about the vehicle’s surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the Advanced Driver Assistance Systems (ADAS), semi-autonomous and autonomous vehicle markets. The company predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses future orders of QuadSight systems and the benefits of in-vehicle evaluations. In addition, Foresight is using forward-looking statements when it discusses that it intends to increase awareness of its unique solutions, to address potential customers and expand its presence with vehicle manufacturers and Tier One automotive suppliers by selling additional prototypes. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 27, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

Media Contacts:

Rainier Communications

Mary Lynch Cadwallader/Michelle Allard McMahon

foresight@rainierco.com

508-450-2733/ 781-718-3248